SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           CONCORD MILESTONE PLUS, LP
                            (Name of Subject Company)


      SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC,
        SCM-CMP ACQUISITION FUND, LLC, MacKENZIE PATTERSON FULLER, INC.,
                       ROBERT E. DIXON and C.E. PATTERSON

                                    (Bidders)

         Equity Units of Limited Partnership Interest, Each Composed of
                 One Class A Interest and one Class B Interest
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Copy to:
Robert Dixon                                    Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                  Derenthal & Dannhauser LLP
220 Montgomery Street, Suite 2100,              One Post Street, Suite 575
San Francisco, California 94104                 San Francisco, California  94104
(415) 788-1441                                  (415) 981-4844

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                   Amount of
          Valuation*                                    Filing Fee

          $3,797,000                                    $446.91

* For purposes of calculating the filing fee only. Assumes the purchase of 1,518,800 of the Equity Units of Limited Partnership Interest ("Units") at a purchase price equal to $2.50 per Unit in cash.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC, SCM-CMP ACQUISITION FUND, LLC, MacKENZIE PATTERSON FULLER, INC., and ROBERT E. DIXON (collectively the "Purchasers") to purchase any and all outstanding Equity Units of Limited Partnership Interest, each Composed of One Class A Interest and one Class B Interest ( each such Equity unit a "Unit") in CONCORD MILESTONE PLUS, LP (the "Partnership"), the subject company, at a purchase price equal to $2.50 per Unit, less the amount of any distributions declared or made with respect to the Units between April 27, 2005 (the "Offer Date") and May 27, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. C.E. Patterson is named as a "bidder" herein because he is deemed to control one of the Purchasers, MacKenzie Patterson Fuller, Inc. but Mr. Patterson is not otherwise participating in the offer described in this schedule.

In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

As of March 10, 2005, there were approximately 983 unit holders of record of Units and the number of Units outstanding as of March 10, 2005 was 1,518,800 according to the Company's annual report on Form 10-K for the year ended December 31, 2004. The Purchasers and their affiliates currently beneficially own none of the outstanding Units. If all of the Units sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own 100% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $3,797,000 in aggregate purchase price, which the Purchasers will fund out of their existing working capital.

The address of the Partnership's principal executive offices is 200 Congress Park Drive, Suite 103, Delray Beach, Florida 33445, and its phone number is
(561) 394-9260.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated April 27, 2005

         (a)(2) Letter of Transmittal

         (a)(3) Form of Letter to Unit holders dated April 27, 2005

         (b)- (h) Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 27, 2005

SUTTER OPPORTUNITY FUND 3, LLC
SUTTER OPPORTUNITY FUND 3 (TE), LLC
SCM-CMP ACQUISITION FUND, LLC

By:      /s/ Robert E. Dixon
         -----------------------------------
         Robert E. Dixon,
         Manager of Sutter Capital Management, LLC,
         Manager of each such Bidder

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         -----------------------------------
         Christine Simpson, Vice President

ROBERT E. DIXON

/s/ Robert E. Dixon
-----------------------------------
Robert E. Dixon,

C.E. PATTERSON

/s/ C.E. Patterson
-----------------------------------
C.E. Patterson






















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




                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated April 27, 2005

(a)(2)            Letter of Transmittal

(a)(3)            Form of Letter to Unit holders dated April 27, 2005